Bread & Butter Fund, Inc.

3633 Hill Rd 3rd Flr.

Parsippany, NJ  07054

May 28, 2010

Via EDGAR Transmission

Vincent Distefano

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Bread & Butter Fund Inc.

File Nos. 333-123976/811-21748

Dear Mr. Distefano:

On behalf of the Bread & Butter Fund, Inc (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 8 (“PEA No. 8”) to the Registrant’s Registration Statement on Form N-1A (“Registration Statement”) that was filed on May 25, 2010 in connection with the annual update of the Registration Statement for the Bread & Butter Fund, Inc. (the “Fund”).  Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

A. Prospectus

1.

Comment: Under Cost example change 3 year, 5 year and 10 year to reflect the 3.68% Total Annual Fund Operating Expenses

Response:  The requested change will be made. The following change: 3 year - $973, 5 year - $1761, 10 year - $3825.

2.

Comment:  Under Average Total Return: Add S&P 500 Index performance to the table above the S&P 500 Index with Dividend reinvested.

Response:  The requested change will be made.

            The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in PEA No. 8; (ii) Staff comments on PEA No.8, or changes to PEA No. 8 in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to PEA No. 8; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

In addition, the Registrant acknowledges that the Division of Enforcement has access to all information that the Registrant has provided to the Staff of the Division of Investment Management in its review of PEA
No. 8.

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Yours sincerely,

/s/ James B. Potkul

James B. Potkul

President

Bread & Butter Fund, Inc.